FORM 6-K/A

U.S. SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

Commission File Number: 1-15270

For the month of May 2014

NOMURA HOLDINGS, INC.

(Translation of registrant’s name into English)

9-1, Nihonbashi 1-chome

Chuo-ku, Tokyo 103-8645

Japan

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F       X             Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Information furnished on this form:

EXHIBITS

Exhibit Number

1.	Correction to “(English Translation) Quarterly Securities Report Pursuant to the Financial Instruments and Exchange Act for the Three Months Ended June 30, 2013”, furnished as Exhibit 1 to the report on Form 6-K on August 30, 2013”

The registrant hereby incorporates Exhibit 1 to this report on Form 6-K by reference (i) in the prospectus that is part of the Registration Statement on Form F-3 (Registration No. 333-169682) of the registrant and Nomura America Finance, LLC, filed with the Securities and Exchange Commission (“SEC”) on September 30, 2010 and (ii) in the prospectus that is part of the Registration Statement on Form F-3 (Registration No. 333-186755) of the registrant, filed with the SEC on February 20, 2013.

EXPLANATORY NOTE: The registrant furnished to the SEC a report on Form 6-K on August 30, 2013. The registrant is furnishing this Form 6-K/A in order to amend certain information in Exhibit 1 “(English Translation) Quarterly Securities Report Pursuant to the Financial Instruments and Exchange Act for the Three Months Ended June 30, 2013” furnished on Form 6-K on August 30, 2013, as shown in Exhibit 1 to this report.

As shown in Exhibit 1 to this Form 6-K/A, amended portions are indicated by “underline” and relate to the following:

Part I Corporate Information

Item 1. Information on Company and Its Subsidiaries and Affiliates

1. Selected Financial Data

Item 3. Company Information

1. Share Capital Information

(7) Voting Rights

A. Outstanding Shares

B. Treasury Stocks

Item 4. Financial Information

1. Consolidated Financial Statements

(1) Consolidated Balance Sheets (UNAUDITED)

(4) Consolidated Statements of Changes in Equity (UNAUDITED)

(5) Consolidated Statements of Cash Flows (UNAUDITED)

Notes to the Consolidated Financial Statements (UNAUDITED)

11. Earnings per share

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

NOMURA HOLDINGS, INC.

Date: May 30, 2014	By:	/s/ Hajime Ikeda
Hajime Ikeda
Managing Director

Exhibit 1

Part	I Corporate Information

Item 1. Information on Company and Its Subsidiaries and Affiliates

1. Selected Financial Data

(Before Correction)

		Three months ended June 30, 2012	Three months ended June 30, 2013	Year ended March 31, 2013
Total revenue	(Mil yen)	439,593	505,270	2,079,943
Net revenue	(Mil yen)	369,254	431,321	1,813,631
Income before income taxes	(Mil yen)	19,666	113,219	237,730
Net income attributable to Nomura Holdings, Inc. (“NHI”) shareholders	(Mil yen)	1,891	65,894	107,234
Comprehensive income (loss) attributable to NHI shareholders	(Mil yen)	(13,306)	97,479	194,988
Total equity	(Mil yen)	2,388,857	2,394,869	2,318,983
Total assets	(Mil yen)	35,254,342	41,954,813	37,942,439
Net income attributable to NHI shareholders per share—basic	(Yen)	0.51	17.78	29.04
Net income attributable to NHI shareholders per share—diluted	(Yen)	0.50	17.24	28.37
Total NHI shareholders’ equity as a percentage of total assets	(%)	6.0	5.6	6.0
Cash flows from operating activities	(Mil yen)	(216,125)	98,077	549,501
Cash flows from investing activities	(Mil yen)	(100,607)	(163,006)	(160,486)
Cash flows from financing activities	(Mil yen)	(47,292)	441,741	(701,623)
Cash and cash equivalents at end of the period	(Mil yen)	693,713	1,201,766	805,087

1	The selected financial data of Nomura Holdings, Inc. (“Company”) and other entities in which it has a controlling financial interest (collectively referred to as “Nomura”, “we”, “our”, or “us”) are stated in accordance with the accounting principles generally accepted in the United States of America (“U.S. GAAP”).
2	Taxable transactions do not include consumption taxes and local consumption taxes.
3	As the consolidated financial statements have been prepared, selected financial data on the Company are not disclosed.

(After Correction)

		Three months ended June 30, 2012	Three months ended June 30, 2013	Year ended March 31, 2013
Total revenue	(Mil yen)	439,593	505,270	2,079,943
Net revenue	(Mil yen)	369,254	431,321	1,813,631
Income before income taxes	(Mil yen)	19,666	113,219	237,730
Net income attributable to Nomura Holdings, Inc. (“NHI”) shareholders	(Mil yen)	1,891	65,894	107,234
Comprehensive income (loss) attributable to NHI shareholders	(Mil yen)	(13,306)	97,479	194,988
Total equity	(Mil yen)	2,388,857	2,394,858	2,318,983
Total assets	(Mil yen)	35,254,342	41,954,802	37,942,439
Net income attributable to NHI shareholders per share—basic	(Yen)	0.51	17.78	29.04
Net income attributable to NHI shareholders per share—diluted	(Yen)	0.50	17.24	28.37
Total NHI shareholders’ equity as a percentage of total assets	(%)	6.0	5.6	6.0
Cash flows from operating activities	(Mil yen)	(216,125)	98,088	549,501
Cash flows from investing activities	(Mil yen)	(100,607)	(163,006)	(160,486)
Cash flows from financing activities	(Mil yen)	(47,292)	441,730	(701,623)
Cash and cash equivalents at end of the period	(Mil yen)	693,713	1,201,766	805,087

1	The selected financial data of Nomura Holdings, Inc. (“Company”) and other entities in which it has a controlling financial interest (collectively referred to as “Nomura”, “we”, “our”, or “us”) are stated in accordance with the accounting principles generally accepted in the United States of America (“U.S. GAAP”).
2	Taxable transactions do not include consumption taxes and local consumption taxes.
3	As the consolidated financial statements have been prepared, selected financial data on the Company are not disclosed.

Item 2. Operating and Financial Review

3. Operating, Financial and Cash Flows Analysis

Item 3. Company Information

1. Share Capital Information

(7) Voting Rights

A. Outstanding Shares

(Before Correction)

As of June 30, 2013
	Number of Shares		Number of Votes	Description
Stock without voting right	—		—	—
Stock with limited voting right (Treasury stocks, etc.)	—		—	—
Stock with limited voting right (Others)	—		—	—
Stock with full voting right (Treasury stocks, etc.)	(Treasury Stocks	)	—	—
	Common stock 119,704,500 (Crossholding Stocks	)	—	—
Common stock 4,105,000
Stock with full voting right (Others)	Common stock 3,696,949,900		36,969,499	—
Shares less than 1 unit	Common stock 1,803,201		—	Shares less than 1 unit (100 shares)

Total Shares Issued	3,822,562,601		—	—

Voting Rights of Total Shareholders	—		36,969,499	—

2,000 shares held by Japan Securities Depository Center, Inc. are included in “Stock with full voting right (Others).” 49 shares of treasury stocks are included in “Shares less than 1 unit.”

(After Correction)

As of June 30, 2013
	Number of Shares		Number of Votes	Description
Stock without voting right	—		—	—
Stock with limited voting right (Treasury stocks, etc.)	—		—	—
Stock with limited voting right (Others)	—		—	—
Stock with full voting right (Treasury stocks, etc.)	(Treasury Stocks	)	—	—
	Common stock 119,704,500 (Crossholding Stocks	)	—	—
Common stock 4,120,900
Stock with full voting right (Others)	Common stock 3,696,934,000		36,969,340	—
Shares less than 1 unit	Common stock 1,803,201		—	Shares less than 1 unit (100 shares)

Total Shares Issued	3,822,562,601		—	—

Voting Rights of Total Shareholders	—		36,969,340	—

2,000 shares held by Japan Securities Depository Center, Inc. are included in “Stock with full voting right (Others).” 49 shares of treasury stocks are included in “Shares less than 1 unit.”

B. Treasury Stocks

(Before Correction)

		As of June 30, 2013
Name	Address	Directly held shares	Indirectly held shares	Total	Percentage of Issued Shares (%)
(Treasury Stocks)
Nomura Holdings, Inc.	1-9-1, Nihonbashi, Chuo-Ku, Tokyo, Japan	119,704,500	—	119,704,500	3.13
(Crossholding Stocks)
JAFCO Co., Ltd.	1-5-1, Otemachi, Chiyoda-ku, Tokyo, Japan	2,000,000	—	2,000,000	0.05
Nomura Research Institute, Ltd.	1-6-5, Marunouchi, Chiyoda-Ku, Tokyo, Japan	1,000,000	—	1,000,000	0.03
Nomura Real Estate Development Co., Ltd.	1-26-2, Nishi Shinjuku, Shinjuku-Ku, Tokyo, Japan	1,000,000	—	1,000,000	0.03
Takagi Securities Co., Ltd.	1-3-1-400, Umeda, Kita-Ku, Osaka-Shi, Osaka, Japan	100,000	—	100,000	0.00
Nomura Japan Corporation.	2-1-3 Nihonbashi Horidomecho, Chuo-Ku, Tokyo, Japan	5,000	—	5,000	0.00

Total		123,809,500	—	123,809,500	3.24

(After Correction)

		As of June 30, 2013
Name	Address	Directly held shares	Indirectly held shares	Total	Percentage of Issued Shares (%)
(Treasury Stocks)
Nomura Holdings, Inc.	1-9-1, Nihonbashi, Chuo-Ku, Tokyo, Japan	119,704,500	—	119,704,500	3.13
(Crossholding Stocks)
JAFCO Co., Ltd.	1-5-1, Otemachi, Chiyoda-ku, Tokyo, Japan	2,000,000	—	2,000,000	0.05
Nomura Research Institute, Ltd.	1-6-5, Marunouchi, Chiyoda-Ku, Tokyo, Japan	1,000,000	—	1,000,000	0.03
Nomura Real Estate Development Co., Ltd.	1-26-2, Nishi Shinjuku, Shinjuku-Ku, Tokyo, Japan	1,000,000	—	1,000,000	0.03
Takagi Securities Co., Ltd.	1-3-1-400, Umeda, Kita-Ku, Osaka-Shi, Osaka, Japan	100,000	—	100,000	0.00
Nomura International plc	1 Angel Lane, London, United Kingdom	15,900	—	15,900	0.00
Nomura Japan Corporation.	2-1-3 Nihonbashi Horidomecho, Chuo-Ku, Tokyo, Japan	5,000	—	5,000	0.00

Total		123,825,400	—	123,825,400	3.24

Item 4. Financial Information

1. Consolidated Financial Statements

(1) Consolidated Balance Sheets (UNAUDITED)

(Before Correction)

	Notes	Millions of yen
		March 31, 2013	June 30, 2013
ASSETS
Cash and cash deposits:
Cash and cash equivalents		¥805,087	¥1,201,766
Time deposits		577,921	642,909
Deposits with stock exchanges and other segregated cash		269,744	331,753

Total cash and cash deposits		1,652,752	2,176,428

Loans and receivables:
Loans receivable (including ¥524,049 million and ¥237,764 million measured at fair value by applying the fair value option as of March 31, 2013 and June 30, 2013, respectively)	*2, 7	1,575,494	1,338,404
Receivables from customers		63,792	59,771
Receivables from other than customers		992,847	807,501
Allowance for doubtful accounts	*7	(2,258)	(3,445)

Total loans and receivables		2,629,875	2,202,231

Collateralized agreements:
Securities purchased under agreements to resell (including ¥997,788 million and ¥1,189,063 million measured at fair value by applying the fair value option as of March 31, 2013 and June 30, 2013, respectively)	*2	8,295,372	10,120,178
Securities borrowed		5,819,885	6,609,875

Total collateralized agreements		14,115,257	16,730,053

Trading assets and private equity investments:
Trading assets (including securities pledged as collateral of ¥7,707,813 million and ¥7,064,344 million as of March 31, 2013 and June 30, 2013, respectively; including ¥19,970 million and ¥20,737 million measured at fair value by applying the fair value option as of March 31, 2013 and June 30, 2013, respectively)	*2, 3	17,037,191	18,107,486
Private equity investments (including ¥44,134 million and ¥43,791 million measured at fair value by applying the fair value option as of March 31, 2013 and June 30, 2013, respectively)	*2	87,158	88,444

Total trading assets and private equity investments		17,124,349	18,195,930

Other assets:
Office buildings, land, equipment and facilities (net of accumulated depreciation and amortization of ¥355,831 million as of March 31, 2013 and ¥366,580 million as of June 30, 2013)		428,241	434,256
Non-trading debt securities	*2, 5	920,611	1,074,987
Investments in equity securities	*2	123,490	130,679
Investments in and advances to affiliated companies	*7	345,705	352,847
Other (including ¥1,632 million and ¥1,545 million measured at fair value by applying the fair value option as of March 31, 2013 and June 30, 2013, respectively)	*2, 5, 10	602,159	657,402

Total other assets		2,420,206	2,650,171

Total assets		¥37,942,439	¥41,954,813

(1) Consolidated Balance Sheets—(Continued) (UNAUDITED)

		Millions of yen
	Notes	March 31, 2013	June 30, 2013
LIABILITIES AND EQUITY
Short-term borrowings (including ¥77,036 million and ¥65,442 million measured at fair value by applying the fair value option as of March 31, 2013 and June 30, 2013, respectively)	*2	¥738,445	¥973,036
Payables and deposits:
Payables to customers		476,705	630,631
Payables to other than customers		864,962	1,487,597
Deposits received at banks		1,072,134	1,275,199

Total payables and deposits		2,413,801	3,393,427

Collateralized financing:
Securities sold under agreements to repurchase (including ¥264,767 million and ¥404,395 million measured at fair value by applying the fair value option as of March 31, 2013 and June 30, 2013, respectively)	*2	12,444,317	13,725,503
Securities loaned		2,158,559	2,340,133
Other secured borrowings		806,507	842,258

Total collateralized financing		15,409,383	16,907,894

Trading liabilities	*2, 3	8,491,296	9,670,942
Other liabilities (including ¥2,360 million and ¥2,299 million measured at fair value by applying the fair value option as of March 31, 2013 and June 30, 2013, respectively)	*2, 10	978,163	919,705
Long-term borrowings (including ¥1,664,536 million and ¥1,688,262 million measured at fair value by applying the fair value option as of March 31, 2013 and June 30, 2013, respectively)	*2	7,592,368	7,694,940

Total liabilities		35,623,456	39,559,944

Commitments and contingencies	*16
Equity:
Nomura Holdings, Inc. (“NHI”) shareholders’ equity:
Common stock
No par value share
Authorized—6,000,000,000 shares as of March 31, 2013 and June 30, 2013 Issued—3,822,562,601 shares as of March 31, 2013 and June 30, 2013 Outstanding—3,710,960,252 shares as of March 31, 2013 and 3,701,613,271 shares as of June 30, 2013		594,493	594,493
Additional paid-in capital		691,264	680,857
Retained earnings		1,136,523	1,202,417
Accumulated other comprehensive income (loss)	*15	(57,395)	(25,810)

Total NHI shareholders’ equity before treasury stock		2,364,885	2,451,957
Common stock held in treasury, at cost—111,602,349 shares as of March 31, 2013 and 120,949,330 shares as of June 30, 2013		(70,514)	(82,950)

Total NHI shareholders’ equity		2,294,371	2,369,007

Noncontrolling interests		24,612	25,862
Total equity		2,318,983	2,394,869

Total liabilities and equity		¥37,942,439	¥41,954,813

(After Correction)

		Millions of yen
	Notes	March 31, 2013	June 30, 2013
ASSETS
Cash and cash deposits:
Cash and cash equivalents		¥805,087	¥1,201,766
Time deposits		577,921	642,909
Deposits with stock exchanges and other segregated cash		269,744	331,753

Total cash and cash deposits		1,652,752	2,176,428

Loans and receivables:
Loans receivable (including ¥524,049 million and ¥237,764 million measured at fair value by applying the fair value option as of March 31, 2013 and June 30, 2013, respectively)	*2, 7	1,575,494	1,338,404
Receivables from customers		63,792	59,771
Receivables from other than customers		992,847	807,501
Allowance for doubtful accounts	*7	(2,258)	(3,445)

Total loans and receivables		2,629,875	2,202,231

Collateralized agreements:
Securities purchased under agreements to resell (including ¥997,788 million and ¥1,189,063 million measured at fair value by applying the fair value option as of March 31, 2013 and June 30, 2013, respectively)	*2	8,295,372	10,120,178
Securities borrowed		5,819,885	6,609,875

Total collateralized agreements		14,115,257	16,730,053

Trading assets and private equity investments:
Trading assets (including securities pledged as collateral of ¥7,707,813 million and ¥7,064,344 million as of March 31, 2013 and June 30, 2013, respectively; including ¥19,970 million and ¥20,737 million measured at fair value by applying the fair value option as of March 31, 2013 and June 30, 2013, respectively)	*2, 3	17,037,191	18,107,475
Private equity investments (including ¥44,134 million and ¥43,791 million measured at fair value by applying the fair value option as of March 31, 2013 and June 30, 2013, respectively)	*2	87,158	88,444

Total trading assets and private equity investments		17,124,349	18,195,919

Other assets:
Office buildings, land, equipment and facilities (net of accumulated depreciation and amortization of ¥355,831 million as of March 31, 2013 and ¥366,580 million as of June 30, 2013)		428,241	434,256
Non-trading debt securities	*2, 5	920,611	1,074,987
Investments in equity securities	*2	123,490	130,679
Investments in and advances to affiliated companies	*7	345,705	352,847
Other (including ¥1,632 million and ¥1,545 million measured at fair value by applying the fair value option as of March 31, 2013 and June 30, 2013, respectively)	*2, 5, 10	602,159	657,402

Total other assets		2,420,206	2,650,171

Total assets		¥37,942,439	¥41,954,802

		Millions of yen
	Notes	March 31, 2013	June 30, 2013
LIABILITIES AND EQUITY
Short-term borrowings (including ¥77,036 million and ¥65,442 million measured at fair value by applying the fair value option as of March 31, 2013 and June 30, 2013, respectively)	*2	¥738,445	¥973,036
Payables and deposits:
Payables to customers		476,705	630,631
Payables to other than customers		864,962	1,487,597
Deposits received at banks		1,072,134	1,275,199

Total payables and deposits		2,413,801	3,393,427

Collateralized financing:
Securities sold under agreements to repurchase (including ¥264,767 million and ¥404,395 million measured at fair value by applying the fair value option as of March 31, 2013 and June 30, 2013, respectively)	*2	12,444,317	13,725,503
Securities loaned		2,158,559	2,340,133
Other secured borrowings		806,507	842,258

Total collateralized financing		15,409,383	16,907,894

Trading liabilities	*2, 3	8,491,296	9,670,942
Other liabilities (including ¥2,360 million and ¥2,299 million measured at fair value by applying the fair value option as of March 31, 2013 and June 30, 2013, respectively)	*2, 10	978,163	919,705
Long-term borrowings (including ¥1,664,536 million and ¥1,688,262 million measured at fair value by applying the fair value option as of March 31, 2013 and June 30, 2013, respectively)	*2	7,592,368	7,694,940

Total liabilities		35,623,456	39,559,944

Commitments and contingencies	*16
Equity:
Nomura Holdings, Inc. (“NHI”) shareholders’ equity:
Common stock
No par value share
Authorized—6,000,000,000 shares as of March 31, 2013 and June 30, 2013 Issued—3,822,562,601 shares as of March 31, 2013 and June 30, 2013 Outstanding—3,710,960,252 shares as of March 31, 2013 and 3,701,597,371 shares as of June 30, 2013		594,493	594,493
Additional paid-in capital		691,264	680,857
Retained earnings		1,136,523	1,202,417
Accumulated other comprehensive income (loss)	*15	(57,395)	(25,810)

Total NHI shareholders’ equity before treasury stock		2,364,885	2,451,957
Common stock held in treasury, at cost—111,602,349 shares as of March 31, 2013 and 120,965,230 shares as of June 30, 2013		(70,514)	(82,961)

Total NHI shareholders’ equity		2,294,371	2,368,996

Noncontrolling interests		24,612	25,862
Total equity		2,318,983	2,394,858

Total liabilities and equity		¥37,942,439	¥41,954,802

(4) Consolidated Statements of Changes in Equity (UNAUDITED)

(Before Correction)

	Millions of yen
	Three months ended June 30
	2012	2013
Common stock
Balance at beginning of year	¥594,493	¥594,493

Balance at end of period	594,493	594,493

Additional paid-in capital
Balance at beginning of year	698,771	691,264
Gain (loss) on sales of treasury stock	(515)	(4,315)
Issuance and exercise of common stock options	(9,126)	(6,092)

Balance at end of period	689,130	680,857

Retained earnings
Balance at beginning of year	1,058,945	1,136,523
Net income attributable to NHI shareholders	1,891	65,894

Balance at end of period	1,060,836	1,202,417

Accumulated other comprehensive income (loss)
Cumulative translation adjustments
Balance at beginning of year	(110,652)	(38,875)
Net change during the period	(17,156)	32,343

Balance at end of period	(127,808)	(6,532)

Defined benefit pension plans
Balance at beginning of year	(35,132)	(28,518)
Pension liability adjustment	2,818	1,024

Balance at end of period	(32,314)	(27,494)

Non-trading securities
Balance at beginning of year	635	9,998
Net unrealized gain (loss) on non-trading securities	(859)	(1,782)

Balance at end of period	(224)	8,216

Balance at end of period	(160,346)	(25,810)

Common stock held in treasury
Balance at beginning of year	(99,819)	(70,514)
Repurchases of common stock	(1)	(32,476)
Sales of common stock	0	0
Common stock issued to employees	15,623	19,373
Other net change in treasury stock	(193)	667

Balance at end of period	(84,390)	(82,950)

Total NHI shareholders’ equity
Balance at end of period	2,099,723	2,369,007

Noncontrolling interests
Balance at beginning of year	281,896	24,612
Cash dividends	(15)	—
Net income attributable to noncontrolling interests	4,185	369
Accumulated other comprehensive income (loss) attributable to noncontrolling interests	(599)	51
Other net change in noncontrolling interests	3,667	830

Balance at end of period	289,134	25,862

Total equity
Balance at end of period	¥2,388,857	¥2,394,869

(After Correction)

	Millions of yen
	Three months ended June 30
	2012	2013
Common stock
Balance at beginning of year	¥594,493	¥594,493

Balance at end of period	594,493	594,493

Additional paid-in capital
Balance at beginning of year	698,771	691,264
Gain (loss) on sales of treasury stock	(515)	(4,315)
Issuance and exercise of common stock options	(9,126)	(6,092)

Balance at end of period	689,130	680,857

Retained earnings
Balance at beginning of year	1,058,945	1,136,523
Net income attributable to NHI shareholders	1,891	65,894

Balance at end of period	1,060,836	1,202,417

Accumulated other comprehensive income (loss)
Cumulative translation adjustments
Balance at beginning of year	(110,652)	(38,875)
Net change during the period	(17,156)	32,343

Balance at end of period	(127,808)	(6,532)

Defined benefit pension plans
Balance at beginning of year	(35,132)	(28,518)
Pension liability adjustment	2,818	1,024

Balance at end of period	(32,314)	(27,494)

Non-trading securities
Balance at beginning of year	635	9,998
Net unrealized gain (loss) on non-trading securities	(859)	(1,782)

Balance at end of period	(224)	8,216

Balance at end of period	(160,346)	(25,810)

Common stock held in treasury
Balance at beginning of year	(99,819)	(70,514)
Repurchases of common stock	(1)	(32,487)
Sales of common stock	0	0
Common stock issued to employees	15,623	19,373
Other net change in treasury stock	(193)	667

Balance at end of period	(84,390)	(82,961)

Total NHI shareholders’ equity
Balance at end of period	2,099,723	2,368,996

Noncontrolling interests
Balance at beginning of year	281,896	24,612
Cash dividends	(15)	—
Net income attributable to noncontrolling interests	4,185	369
Accumulated other comprehensive income (loss) attributable to noncontrolling interests	(599)	51
Other net change in noncontrolling interests	3,667	830

Balance at end of period	289,134	25,862

Total equity
Balance at end of period	¥2,388,857	¥2,394,858

(5) Consolidated Statements of Cash Flows (UNAUDITED)

(Before Correction)

	Millions of yen
	Three months ended June 30
	2012	2013
Cash flows from operating activities:
Net income	¥6,076	¥66,263
Adjustments to reconcile net income to net cash provided by (used in) operating activities:
Depreciation and amortization	22,851	20,472
(Gain) loss on investments in equity securities	7,061	(7,852)
Deferred income taxes	9,681	5,215
Changes in operating assets and liabilities:
Time deposits	88,826	(33,982)
Deposits with stock exchanges and other segregated cash	58,816	(50,272)
Trading assets and private equity investments	(1,327,494)	(434,781)
Trading liabilities	(915,724)	872,424
Securities purchased under agreements to resell, net of securities sold under agreements to repurchase	533,669	(738,964)
Securities borrowed, net of securities loaned	1,437,400	(552,350)
Other secured borrowings	(21,696)	35,751
Loans and receivables, net of allowance for doubtful accounts	46,034	492,990
Payables	(134,057)	752,743
Bonus accrual	(73,311)	(70,896)
Accrued income taxes, net	(16,037)	(45,196)
Other, net	61,780	(213,488)

Net cash provided by (used in) operating activities	(216,125)	98,077

Cash flows from investing activities:
Payments for purchases of office buildings, land, equipment and facilities	(55,987)	(65,317)
Proceeds from sales of office buildings, land, equipment and facilities	19,078	51,787
Payments for purchases of investments in equity securities	(70)	—
Proceeds from sales of investments in equity securities	90	2,235
Decrease (increase) in loans receivable at banks, net	(17,450)	12,641
Increase in non-trading debt securities, net	(45,875)	(164,436)
Other, net	(393)	84

Net cash used in investing activities	(100,607)	(163,006)

Cash flows from financing activities:
Increase in long-term borrowings	406,986	583,418
Decrease in long-term borrowings	(515,302)	(492,504)
Increase in short-term borrowings, net	65,359	230,784
Increase in deposits received at banks, net	2,975	174,595
Proceeds from sales of common stock held in treasury	25	209
Payments for repurchases of common stock held in treasury	(1)	(32,476)
Payments for cash dividends	(7,334)	(22,285)

Net cash provided by (used in) financing activities	(47,292)	441,741

Effect of exchange rate changes on cash and cash equivalents	(12,783)	19,867

Net increase (decrease) in cash and cash equivalents	(376,807)	396,679
Cash and cash equivalents at beginning of year	1,070,520	805,087

Cash and cash equivalents at end of period	¥693,713	¥1,201,766

(After Correction)

	Millions of yen
	Three months ended June 30
	2012	2013
Cash flows from operating activities:
Net income	¥6,076	¥66,263
Adjustments to reconcile net income to net cash provided by (used in) operating activities:
Depreciation and amortization	22,851	20,472
(Gain) loss on investments in equity securities	7,061	(7,852)
Deferred income taxes	9,681	5,215
Changes in operating assets and liabilities:
Time deposits	88,826	(33,982)
Deposits with stock exchanges and other segregated cash	58,816	(50,272)
Trading assets and private equity investments	(1,327,494)	(434,770)
Trading liabilities	(915,724)	872,424
Securities purchased under agreements to resell, net of securities sold under agreements to repurchase	533,669	(738,964)
Securities borrowed, net of securities loaned	1,437,400	(552,350)
Other secured borrowings	(21,696)	35,751
Loans and receivables, net of allowance for doubtful accounts	46,034	492,990
Payables	(134,057)	752,743
Bonus accrual	(73,311)	(70,896)
Accrued income taxes, net	(16,037)	(45,196)
Other, net	61,780	(213,488)

Net cash provided by (used in) operating activities	(216,125)	98,088

Cash flows from investing activities:
Payments for purchases of office buildings, land, equipment and facilities	(55,987)	(65,317)
Proceeds from sales of office buildings, land, equipment and facilities	19,078	51,787
Payments for purchases of investments in equity securities	(70)	—
Proceeds from sales of investments in equity securities	90	2,235
Decrease (increase) in loans receivable at banks, net	(17,450)	12,641
Increase in non-trading debt securities, net	(45,875)	(164,436)
Other, net	(393)	84

Net cash used in investing activities	(100,607)	(163,006)

Cash flows from financing activities:
Increase in long-term borrowings	406,986	583,418
Decrease in long-term borrowings	(515,302)	(492,504)
Increase in short-term borrowings, net	65,359	230,784
Increase in deposits received at banks, net	2,975	174,595
Proceeds from sales of common stock held in treasury	25	209
Payments for repurchases of common stock held in treasury	(1)	(32,487)
Payments for cash dividends	(7,334)	(22,285)

Net cash provided by (used in) financing activities	(47,292)	441,730

Effect of exchange rate changes on cash and cash equivalents	(12,783)	19,867

Net increase (decrease) in cash and cash equivalents	(376,807)	396,679
Cash and cash equivalents at beginning of year	1,070,520	805,087

Cash and cash equivalents at end of period	¥693,713	¥1,201,766

Notes to the Consolidated Financial Statements (UNAUDITED)

11. Earnings per share:

(Before Correction)

A reconciliation of the amounts and the numbers used in the calculation of net income attributable to NHI shareholders per share (basic and diluted) is as follows:

	Millions of yen except per share data presented in yen
	Three months ended June 30
	2012	2013
Basic—
Net income attributable to NHI shareholders	¥1,891	¥65,894
Weighted average number of shares outstanding	3,674,586,163	3,705,893,380
Net income attributable to NHI shareholders per share	¥0.51	¥17.78

Diluted—
Net income attributable to NHI shareholders	¥1,881	¥65,875
Weighted average number of shares outstanding	3,737,346,969	3,821,844,966
Net income attributable to NHI shareholders per share	¥0.50	¥17.24

(After Correction)

A reconciliation of the amounts and the numbers used in the calculation of net income attributable to NHI shareholders per share (basic and diluted) is as follows:

	Millions of yen except per share data presented in yen
	Three months ended June 30
	2012	2013
Basic—
Net income attributable to NHI shareholders	¥1,891	¥65,894
Weighted average number of shares outstanding	3,674,586,163	3,705,889,405
Net income attributable to NHI shareholders per share	¥0.51	¥17.78

Diluted—
Net income attributable to NHI shareholders	¥1,881	¥65,874
Weighted average number of shares outstanding	3,737,346,969	3,821,840,991
Net income attributable to NHI shareholders per share	¥0.50	¥17.24